EEA

The Annual Meeting of Stockholders of The European Equity Fund, Inc. (the “Fund”) was held on June 28, 2010.  The record date for the meeting was May 14, 2010 (the “Record Date”).  On the Record Date the Fund had 11,824,726 shares outstanding and entitled to vote.   At the Meeting, the following matters were voted upon by the stockholders (the resulting votes are presented below):

1. To elect four (4) Class II Directors, each to serve for a term of three years and until their successors are elected and qualify.

Number of Votes:

Director	For	Abstain
Mr. John A. Bult	8,103,023	1,611,092
Mr. Richard R. Burt	8,133,955	1,580,159
Dr. Friedbert Malt	8,068,715	1,645,400
Mr. Joachim Wagner	8,098,159	1,615,956

2. To ratify the appointment by the Audit Committee and the Board of Directors of  PricewaterhouseCoopers LLP, an independent registered public accounting firm, as independent auditors for the fiscal year ending December 31, 2010.

Number of Votes:

For                                Against                                           Abstain
9,094,054                                501,765                                           118,293

3.  If properly presented at the Meeting, to consider and vote on a stockholder proposal to ask the Board of Directors to take the steps necessary to adopt an interval fund structure, whereby the Fund would conduct periodic tender offers at least semiannually for at least 10% of currently outstanding common shares at a price of at least 98% of net asset value.

Number of Votes:

For                                Against                                           Abstain
3,432,081                                1,891,293                                           139,417